February 7, 2014

VIA EDGAR

Mr. Daniel L. Gordon

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Strategic Storage Trust, Inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2012
Filed March 29, 2013
File No. 0-53644

Dear Mr. Gordon:

We are submitting this letter in response to the February 3, 2014 comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to the Company regarding the Company’s Form 10-K for fiscal year ended December 31, 2012 filed on March 29, 2013 (the “Comment Letter”). The page numbers listed in the comment headings below correspond to the page numbers listed in the Comment Letter. We have reproduced the Staff’s comments verbatim and included our responses below.

Form 8-K filed on April 3, 2012

Determination of Estimated Value Per Share

1. We note your response to comment 1 of our comment letter dated December 23, 2013. In future Exchange Act periodic reports where you disclose your estimated value per share, please also clarify whether the per share valuation of your “real estate properties” is the amount determined by your third-party appraiser or whether any adjustments were made to that amount.

Response: In response to this comment, the Company hereby confirms that in future Exchange Act periodic reports in which it discloses estimated value per share, the Company will clarify whether the per share valuation of its “real estate properties” is the amount determined by its third-party appraiser or whether any adjustments were made to the per share valuation. In addition, the Company hereby confirms that in the estimated value per share shown in the Form 8-K filed on April 3, 2012, the per share valuation of “real estate properties” was determined by a third-party appraiser and no adjustments were made to that amount.

Form 10-K for the fiscal year ended December 31, 2012

Property Management Agreement, page F-34

2. We note your response to prior comment 6. In future periodic filings, please also quantify within your results of operations the amounts of reimbursable indirect costs and asset management fees permanently waived by your Advisor for all periods presented.

Mr. Daniel L. Gordon

February 7, 2014

Response: In response to this comment, the Company hereby confirms that in future periodic filings it will quantify within its Management’s Discussion and Analysis of Financial Condition and Results of Operations the amounts of reimbursable indirect costs and asset management fees permanently waived by the Company’s advisor (the “Advisor”) for the periods presented similar to the current disclosures in the notes to financial statements.

Exhibit Index

3. We note your response to prior comment 9. We note that you identify such documents as “execution-version” agreements. Please note that, pursuant to Instruction 1 to Item 601 of Regulation S-K, it does not appear that such unexecuted documents can be incorporated by reference in future filings. In future Exchange Act periodic reports, please re-file the final, executed versions of these agreements or advise. We also note your statement that several identical loan agreements were omitted. In future Exchange Act periodic reports, where the filing of such exhibits is required, please include a schedule identifying the omitted documents and set forth any material details in which the omitted documents differ from the filed document or advise. Please refer to Instruction 2 to Item 601 of Regulation S-K.

Response: Pursuant to your request, we hereby confirm that in future Exchange Act periodic reports, where the filing of multiple similar exhibits is required, we will file an executed version of one of the multiple exhibits and also include a schedule identifying the omitted documents and set forth any material details in which the omitted documents differ from the filed document.

Definitive Proxy Statement on Schedule 14A

Advisory Agreement, page 20

4. We note your response to prior comment 10. In future Exchange Act periodic reports, please separately identify any amounts reimbursed for the salary or benefits of each of your named executive officers.

Response: In future Exchange Act periodic reports that require Item 402 and Item 404 of Regulation S-K disclosure, the Company will separately identify any amounts reimbursed for the salary or benefits of each of its named executive officers.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael S. McClure
Michael S. McClure Chief Financial Officer

cc: Mr. Howard S. Hirsch